ERIC M. HELLIGE

Partner

DIRECT TEL: 212-326-0846

FAX: 212-326-0806

ehellige@pryorcashman.com

September 13, 2023

Via Edgar

Ms. Ta Tanisha Meadows

Ms. Theresa Brillant

Mr. Nicholas Nalbantian

Ms. Mara Ransom

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	SeqLL Inc.
Amendment No. 3 to Registration Statement on Form S-1 Filed September 1, 2023 File No. 333-272908

Ladies and Gentlemen:

On behalf of our client, SeqLL Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules promulgated thereunder, we hereby submit in electronic form the accompanying Amendment No. 3 to Registration Statement on Form S-1 of the Company (“Amendment No. 3”), marked to indicate changes from Amendment No. 2 to the Registration Statement on Form S-1 that was filed with the Securities and Exchange Commission (the “Commission”) on September 1, 2023.

Amendment No. 3 reflects the responses of the Company to comments received from the Staff of the Commission (the “Staff”) in a letter dated September 12, 2023 (the “Comment Letter”), as well as an additional comment of the Staff conveyed by Ms. Theresa Brillant of the Staff to the undersigned by telephone on September 12, 2023. The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in Amendment No. 3. For your convenience, references in the responses to page numbers are to the marked version of Amendment No. 3 and to the prospectus included therein.

The Company has asked us to convey the following responses to the Staff:

Amendment No. 2 to Registration Statement on Form S-1
Use of Proceeds, page 34

1.	We note that a portion of the net proceeds of this offering will now to used to pay down a portion of Lyneer’s indebtedness. Please set forth the interest rate and maturity of such indebtedness. Refer to Item 504 of Regulation S-K.

Response:	As requested by the Staff, the Company has revised the disclosure on page 34 of Amendment No. 3 to set forth the interest rate and maturity of the indebtedness of Lyneer to be repaid with a portion of the net proceeds of this offering.

Securities and Exchange Commission

September 13, 2023

Telephonic Comment

2.	As SeqLL has amended it charter to effect a reverse stock split of its common stock after June 30, 2023, please provide selected financial data for SeqLL derived from SeqLL’s historical financial statements that are incorporated by reference into the prospectus that recast such financial statements to give effect to the reverse stock split.

Response:	As requested by the Staff, the Company has added disclosure on page 57 of Amendment No. 3 providing selected historical financial data of the Company that has been recast to give effect to the reverse stock split effected by the Company on August 30, 2023.

*       *       *

As it is the goal of the Company to have the Form S-1 declared effective as soon as possible, the Company would greatly appreciate the Staff’s review of Amendment No. 3 as promptly as practicable. If the Staff has any questions with respect to the foregoing, please contact the undersigned at (212) 326-0846.

Very truly yours,

/s/ Eric M. Hellige
Eric M. Hellige

cc:	Daniel Jones
SeqLL Inc.